                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 6)*

                               EKCO GROUP, INC.
         ------------------------------------------------------------

                               (Name of Issuer)


                    COMMON STOCK  $.01 PAR VALUE PER SHARE
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                  282636 10 9
                              -------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  282636 10 9            13G                        Page 2 of 7 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TRUST OF THE EKCO GROUP, INC. EMPLOYEES' STOCK OWNERSHIP PLAN
     02-0440870

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     See Items 2(d), 4(c) and 6.
                                                        (a) [ ]

                                                        (b) [X]

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     To the extent that state law applies, the provisions of the Plan will be construed, enforced and administered to the laws of the state of Delaware.


    NUMBER OF                 SOLE VOTING POWER
                        5
     SHARES                   -0-  See Item 4(c).

  BENEFICIALLY                SHARED VOTING POWER
                        6
    OWNED BY                  2,541,860  See Item 4(c).

      EACH                    SOLE DISPOSITIVE POWER
                        7
   REPORTING                  -0-  See Item 4(c).

     PERSON                  SHARED DISPOSITIVE POWER
                        8
      WITH                   2,541,860  See Item 4(c).


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,541,860   See Item 4(c).


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.9%   See Item 4(b) and (c).


12   TYPE OF REPORTING PERSON*
     EP


                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer
               --------------

               EKCO GROUP, INC. (the "Company")


Item 1(b)      Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               98 Spit Brook Road
               Nashua, New Hampshire 03062-5738


Item 2(a)      Name of Person Filing
               ---------------------

               Trust of the Ekco Group, Inc. Employees' Stock
               Ownership Plan (the "Plan")


Item 2(b)      Address of Principal Business Office or, if none, Residence
               -----------------------------------------------------------

               c/o Ekco Group, Inc.
               98 Spit Brook Road
               Nashua, New Hampshire 03062-5738


Item 2(c)      Citizenship
               -----------

               To the extent that state law applies, the provisions of the Plan will be construed, enforced, and administered according to the laws of the State of Delaware.


Item 2(d)      Title of Class of Securities
               ----------------------------

               Common Stock, $.01 par value per share (the "Common Stock")

               The filing person is a trust which holds, for the benefit of employees of the issuer who are participants in the Plan, (i) shares of Common Stock, and (ii) shares of Series B ESOP Convertible Preferred Stock, $.01 par value per share ("ESOP Preferred Stock"), each share of which is immediately convertible by the owner into one share of Common Stock at the option of the owner, as set forth in full in the Certificate of Designations of the ESOP Preferred Stock as filed with the Secretary of State of the State of Delaware on February 28, 1989 and as Exhibit 3.1(d) to the Company's Form 10-K for the year ended January 1, 1989 (the "Certificate of Designations").


                               Page 3 of 7 pages

Item 2(e)      CUSIP Number
               ------------

               282636 10 9

Item 3.        If this statement is filed pursuant to Rules 13d-1(b) or
               --------------------------------------------------------
               13d-2(b), check whether the person filing is a
               ----------------------------------------------

      (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

      (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

      (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


      (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see [Section] 240.13d-1(b)(1)(ii)(F)

      (g) [ ] Parent Holding Company, in accordance with [Section] 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

      (h)  [ ]  Group, in accordance with [Section] 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership
               ---------

      (a) Amount Beneficially Owned: 1,570,898 shares of ESOP Preferred Stock and 970,962 shares of Common Stock, or a total of 2,541,860 shares.

      (b)      Percent of Class:   12.9%

      (c)      Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:    -0-

               (ii) shared power to vote or to direct the vote:   2,541,860

        The Plan provides that each of the participants in the Plan may vote any shares which have been allocated to his or her account. Pursuant to the Plan, each of the participants (or his or or her beneficiary if the participant is deceased) instructs the plan administrator as to the manner


                               Page 4 of 7 pages
in which the trustee is to vote any shares and fractional shares allocated to the participant's account on any issue. The Plan provides that the plan administrator must relay participants' instructions to the Trustee, and the Trustee must vote allocated shares in accordance with participants' instructions. In the case of shares which have not been allocated to a participant's account, the Plan provides that the trustee must vote the shares in the same proportion as shares in participants' accounts for which the plan administrator received valid instructions.

            (iii)  sole power to dispose or to direct the disposition of: -0-

            (iv)   shared power to dispose or to direct the disposition of:

                   2,541,860

        Pursuant to the Plan, in the event of any offer by one or more persons alone or in conjunction with others to purchase, with cash or by exchange, one percent (1%) or more of the issued and outstanding voting securities of the Company, each participant (or beneficiary if the participant is deceased) will direct the plan administrator (on a confidential basis) as to whether the trustee should tender the shares and fractional shares allocated to the participant's account. The Plan provides that the plan administrator will relay such directions to the trustee, and the trustee must follow such directions. In the case of shares allocated to participants' accounts for which participants (or, when appropriate, beneficiaries) do not provide timely tender or exchange instructions, the Plan provides that the participants (or beneficiaries) will be deemed to have instructed that the shares not be tendered or exchanged. In the case of shares which have not been allocated to participants' accounts, the Plan provides that the trustee must tender or exchange such shares in the same proportion as the shares which were allocated to participants' accounts.

     Item 5.   Ownership of Five Percent or Less of a Class
               --------------------------------------------

               Not applicable.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person
               ---------------------------------------------------------------

        The filing person is a trust which holds shares of Common Stock and shares of ESOP Preferred Stock (see Item 2(d) above) for the benefit of employees of the issuer who are participants in the Plan. Dividends declared on ESOP Preferred Stock and Common Stock may be (i) paid to participants as compensation, (ii) used to reduced Plan indebtedness, subject to allocations of shares equal to the discharged indebtedness to participants' accounts, or (iii) allocated to participants' accounts for investment in assets other than ESOP Preferred Stock or Common Stock. In addition, pursuant to the Plan and the Certificate of Designations, upon the conversion of shares of ESOP Preferred Stock into Common Stock, the Company will issue together with each such share of Common Stock one Preferred Share Purchase Right to acquire one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, par value $.01 per share (or other securities in lieu thereof), pursuant to the Rights Agreement dated


                               Page 5 of 7 pages
as of March 27, 1987, as amended, between the Company and American Stock Transfer and Trust Company, as successor Rights Agent (filed as Exhibit 4.1 to the Company's Form 10-K for the year ended January 2, 1994), which rights are not presently exercisable.

        Pursuant to the Plan, participants in the Plan also have the right, upon termination of their employment, reaching the age of 59 1/2 or death (i) to have transferred to such participant, or to his beneficiaries in the case of death, all shares of Common stock to which such participant is entitled, with cash payment for any fractional shares; (ii) to receive one share of Common Stock for each share of ESOP Preferred Stock, and, if such participants desire, to sell such Common Stock and to receive proceeds therefrom; (iii) to sell such ESOP Preferred Stock to the Company at the price set forth in the Certificate of Designations; or (iv) to defer payment until not later than the time required for payment of minimum distributions under the Plan. An additional election is available to any participant age 55 or more who has held membership in the Plan for at least 10 years to instruct the Company to sell a portion of the shares in such person's account and to make a cash payment of such amount, thereby enabling such participant to make a tax-deferred rollover of the payment to such person's own individual retirement account.


        Item 7.   Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company
                  -------

                  Not applicable.

        Item 8    Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                  Not applicable.

        Item 9.   Notice of Dissolution of Group
                  ------------------------------

                  Not applicable.

        Item 10.  Certification
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  The Plan disclaims beneficial ownership of the securities
              referred to in this Schedule 13G, and the filing of this Schedule 13G shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.


                               Page 6 of 7 pages

                         Signature
                         ---------

                         After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TRUST OF THE EKCO GROUP, INC.
                                        EMPLOYEES' STOCK OWNERSHIP PLAN




Date:  February 14, 1995
                                        By: /S/ NEIL R. GORDON
                                        --------------------------------
                                        Signature


                                        Neil R. Gordon, Trustee
                                        -----------------------
                                        Name/Title





                               Page 7 of 7 pages